2/21

07021378

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Okalla Corp

*CURRENT ADDRESS

PROCESSED

MAR 0 2 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04221 FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: Dw

DAT : 2/28/07

FILE No.
82-4221



# Okalla Corp. (formerly Aloak Corp.)

Consolidated Financial Statements
**September 30, 2006 and 2005**

AR/S
9-30-06

hudson&company LLP

# AUDITORS' REPORT

To: The Shareholders of
Okalla Corp. (formerly Aloak Corp.)

We have audited the consolidated balance sheet of Okalla Corp. (the "Corporation") as at September 30, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at September 30, 2006, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 9, 2005.

Hudson & Company LLP

Calgary, Alberta
January 24, 2007

HUDSON & COMPANY LLP
Chartered Accountants

# Okalla Corp. (formerly Aloak Corp.)
## Consolidated Balance Sheets
### As at September 30, 2006 and 2005
(All amounts in US Dollars unless otherwise stated)

| | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 407,396 | $ 110,341 |
| Accounts receivable | - | 8,106 |
| Prepaid expenses and other | 1,852 | 5,142 |
| | 409,248 | 123,589 |
| **Intangible assets** (Note 6) | 1 | - |
| **Property, plant and equipment** (Note 7 and 9) | 28,887 | - |
| | $ 438,136 | $ 123,589 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities (Note 8) | $ 195,975 | $ 194,143 |
| Loan payable (Note 10) | 89,660 | 86,130 |
| Convertible debenture (Note 11) | - | 183,888 |
| | 285,635 | 464,161 |
| **Shareholders' Equity (Deficiency)** | | |
| **Common shares** (Note 12) | 1,598,579 | 707,760 |
| **Preferred shares** (Note 12) | 824,698 | - |
| **Cumulative translation adjustment** | (69,856) | (30,589) |
| **Contributed surplus** (Note 12) | 808,589 | 89,836 |
| **Deficit** | (3,009,509) | (1,107,579) |
| | 152,501 | (340,572) |
| | $ 438,136 | $ 123,589 |

**Future Operations** (Note 1)

See accompanying notes to consolidated financial statements.

**Approved by the Board of Directors**

"Clyde Beattie" Director    "Gregory Smith" Director

# Okalla Corp. (formerly Aloak Corp.)
## Consolidated Statements of Operations and Deficit
**For the years ended September 30, 2006 and 2005**
(All amounts in US Dollars unless otherwise stated)

| | 2006 | 2005 |
|---|---|---|
| **Revenue** | $ 80,813 | $ 16,271 |
| **Expenses** | | |
| General and administrative (Note 13) | 534,464 | (278) |
| Project and systems operation | 162,031 | 13,013 |
| Reporting to shareholders | 11,091 | 8,864 |
| Stock exchange and transfer agent fees | 10,093 | 7,054 |
| Stock based compensation (Note 12) | 718,753 | - |
| Interest expense on current debt | 11,080 | 19,192 |
| Amortization | 4,210 | - |
| | 1,451,722 | 47,845 |
| | (1,370,909) | (31,574) |
| **Other Income and Expenses** | | |
| Gain on foreign currency translation | 2,598 | - |
| Interest income | 15,811 | - |
| Gain on write off of accounts payable (Note 8) | 253,741 | - |
| Impairment loss (Note 9) | (803,171) | - |
| | (531,021) | - |
| **Loss from continuing operations** | (1,901,930) | (31,574) |
| Loss from discontinued operations (Note 3) | - | (12,343) |
| Gain on sale of assets of discontinued operations (Note 3) | - | 133,308 |
| | - | 120,965 |
| **Net Earnings (Loss)** | (1,901,930) | 89,391 |
| **Deficit – Beginning of year** | (1,107,579) | (1,196,970) |
| **Deficit – End of year** | $ (3,009,509) | $ (1,107,579) |
| **Earnings (Loss) per share** – basic and diluted | | |
| From continuing operations | $ (0.02) | $ 0.00 |
| From discontinued operations | $ (0.00) | $ 0.00 |
| **Net earnings (loss) per share** | $ (0.02) | $ 0.00 |
| **Weighted average shares outstanding** – basic and diluted | 76,833,829 | 58,226,057 |

See accompanying notes to consolidated financial statements.

# Okalla Corp. (formerly Aloak Corp.)
## Consolidated Statements of Cash Flows
## For the years ended September 30, 2006 and 2005
(All amounts in US Dollars unless otherwise stated)

| | 2006 | 2005 |
|---|---|---|
| **Cash provided by (used in)** | | |
| **Operating activities** | | |
| Loss from continuing operations | $ (1,901,930) | $ (31,574) |
| Items not affecting cash | | |
| Amortization | 4,210 | - |
| Gain on write off of accounts payable (Note 8) | (253,741) | - |
| Impairment loss (Note 9) | 803,171 | |
| Stock based compensation (Note 12) | 718,753 | - |
| Gain on foreign currency translation | (2,598) | |
| | (632,135) | (31,574) |
| Net change in non-cash working capital items | | |
| Decrease in accounts receivable | 171,554 | 982 |
| Decrease in prepaid expenses | 3,290 | 24,137 |
| Increase (decrease) in accounts payable | (322,401) | 46,628 |
| Decrease in deferred revenue | - | (67,898) |
| | (779,692) | (27,725) |
| Cash used in discontinued operations | - | (4,287) |
| **Cash used in operations** | (779,692) | (32,012) |
| **Investing activities** | | |
| Proceeds on sale of discontinued operations (Note 3) | - | 102,188 |
| Acquisition of property, plant and equipment | (8,346) | (245) |
| Cash acquired on acquisition of Probilling Inc. (Note 5) | 974,830 | - |
| | 966,484 | 101,943 |
| **Financing activity** | | |
| Stock options exercised | 70,996 | - |
| **Effect of foreign exchange on cash** | 39,267 | 40,320 |
| **Increase in cash and cash equivalents** | 297,055 | 110,251 |
| **Cash and cash equivalents – Beginning of year** | 110,341 | 90 |
| **Cash and cash equivalents – End of year** | $ 407,396 | $ 110,341 |
| Interest paid | $ 64,340 | $ - |
| Interest received | $ 15,811 | $ - |

See accompanying notes to consolidated financial statements.

## 1 Basis of Presentation and Continuance of Operations

In June 2006, the Corporation underwent a corporate name change. Aloak Corp. changed its name to Okalla Corp.

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., corporation incorporated in Alberta, an internet-based billing transaction processor (Note 5) which became the Corporation's principal operations. As of September 30, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to September 30, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. The Corporation has conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to obtain successful operations. The Corporation has no agreements in place for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

## 2 Accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The more significant policies are as follows:

### Principles of consolidation

These financial statements include the accounts of the Corporation and its wholly owned subsidiaries, ccWebpay Inc. (formerly Aloak Inc.), VESA Software Inc. (formerly Aloak Software Inc.), Probilling Inc., Probilling Corporation and Okalla Limited. All significant intercompany balances and transactions have been eliminated on consolidation.

### a) Cash and cash equivalents

Cash and cash equivalents are comprised of balances with banks and low-risk highly liquid investments with maturity of three months or less at the date of the purchase.

**b) Revenue recognition**

Revenue is generated from commission and royalty revenues. Commission revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time. Royalty revenue relates to the Corporation providing rights and licenses for the use of software and is recognized monthly as time passes and in accordance with specific contractual agreements.

**c) Property, plant and equipment**

Property, plant and equipment are recorded at cost. Computer hardware is amortized on a straight-line basis over a period of five years. Equipment is amortized on a straight-line basis at an annual rate of 15%. Tradeshow Booth is amortized on a 20% declining balance basis. Acquired and developed software is recorded at cost. These costs are amortized using the straight-line method over 3 years. The amounts recorded for the acquired software do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful commercialization of products and services. If management determines that the carrying amount of acquired and developed software exceeds estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations. The Corporation has reduced the carrying value of its computer software to $Nil value as at September 30, 2006.

**d) Intangible assets**

Trademarks are recorded at cost and comprise costs associated with the preparation, filing and obtaining of trademarks. Trademarks are considered an indefinite life intangible asset and as such, are not amortized but rather are tested for impairment on an ongoing basis. The amounts recorded for the trademarks do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful commercialization of products and services. If management determines that the carrying amount exceeds estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations. The Corporation has reduced the carrying value of its intangible assets to a nominal value as at September 30, 2006.

**e) Income taxes**

Income taxes are accounted for using the liability method of income tax allocation. Under this method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. A valuation allowance is provided to the extent that it is more likely than not those future tax assets will not be realized.

**f) Stock-based compensation**

The Corporation follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options is determined and recorded as compensation cost and a credit to contributed surplus over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the options, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

**g) Earnings (loss) per common share**

Basic earnings (loss) per share are computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the diluted effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

**h) Use of estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts most significantly affected by the use of estimates are property, plant and equipment and accounts payable and accrued liabilities.

**i) Foreign currency translation**

The Corporation uses the temporal method of foreign currency translation for transactions incurred corporately in currencies other than the US dollar and for translating the operations of its fully integrated wholly owned subsidiaries. Under this method, monetary assets and liabilities are translated at the rates of exchange prevailing at each reporting date, non-monetary assets and liabilities are translated at historic exchange rates and revenues and expense items are translated at prevailing average exchange rates during the reporting period. Exchange gains and losses are included in the statement of operations. See note 4 regarding change in reporting and measurement currency.

**j) Impairment of long-lived assets**

The Corporation reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(All amounts in US Dollars unless otherwise stated)

## 7 Property, plant and equipment

| | | | 2006 |
|---|---|---|---|
| | Cost<br>$ | Accumulated amortization<br>$ | Net<br>$ |
| Computer hardware | 8,346 | 317 | 8,029 |
| Tradeshow Booth | 23,612 | 2,754 | 20,858 |
| Leasehold Improvements | 1,139 | 1,139 | - |
| | 33,097 | 4,210 | 28,887 |

## 8 Gain on write off of accounts payable

During the year ended September 30, 2006, the Corporation recorded a gain on write off of accounts payable of $253,741 related to Probilling's liability to merchants whose balances were more than two years old. The Corporation determined that a write off of these old liabilities was appropriate after carrying out a program of specific actions involving many attempts to contact and verify the outstanding balances with the merchants; the result of which determined that the merchants were no longer in business and future contact was not possible.

## 9 Impairment loss

During the year ended September 30, 2006, the Corporation recorded an impairment loss of $785,896 related to the Probilling Software (Note 5) and of $17,275 related to Intangible assets (Note 6). The estimated future cash flows directly associated with, or expected to arise as a direct result of its use were used to test the recoverability of the software and trademarks. The Corporation determined that an impairment loss had occurred as the estimated future cash flows were not sufficient to support the carrying value of the software and trademarks.

## 10 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement whereby they borrowed $80,694 ($90,000 CDN), from parties related to the Corporation by virtue of being directors, officers and shareholders and $8,966 ($10,000 CDN) from an unrelated party, for a total loan of $89,660 ($100,000 CDN). This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries. The carrying value of the secured assets is $2,370.

(All amounts in US Dollars unless otherwise stated)

## 11 Convertible debentures

**a)** On February 28, 2006 pursuant to the acquisition of Probilling Inc. (Note 5) the Corporation issued $600,000 in convertible debentures to a company that owns 34.5% of the total issued and outstanding common shares of the Corporation as at September 30, 2006. This debenture was interest bearing at 8% per annum, was unsecured with principal amounts and interest due on February 28, 2009. This debenture was subsequently converted into non-voting preferred shares. (Note 12b)

**b)** On March 13, 2003 the Corporation issued $183,888 in convertible debentures to companies controlled by directors of the Corporation. The debentures were interest bearing at 11% per annum payable semi-annually on June 30 and December 31, were secured by the assets of the Corporation, and were due March 13, 2008. On February 28, 2006 the Corporation agreed to exchange these previously outstanding convertible debentures for new $183,888 convertible debentures. The new debentures were interest-bearing at 8% per annum, were secured by the assets of the Corporation with principal amounts and interest due on February 28, 2009. These debentures along with $40,810 accrued interest were subsequently converted into non-voting preferred shares. (Note 12b)

## 12 Share capital and contributed surplus

### a) Authorized

Unlimited number of common shares without par value.
Unlimited number of non-voting preferred shares without par value.

### b) Issued

| | Common Shares | | Preferred Shares | | Contributed Surplus |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount | Amount |
| Balance, September 30, 2004 and 2005 | 58,226,057 | $707,760 | - | - | $89,836 |
| Issued on acquisition of Probilling | 31,068,028 | 819,823 | - | - | - |
| Stock options granted | - | - | - | - | 718,753 |
| Stock options exercised | 820,000 | 70,996 | - | - | - |
| Issued upon conversion of debentures | - | - | 9,140,638 | 824,698 | - |
| Balance, September 30, 2006 | 90,114,085 | $1,598,579 | 9,140,638 | $824,698 | $808,589 |

The holders of the Preferred Shares issued are entitled to receive payments of non-cumulative cash dividends if declared by the directors of the Corporation. The non-cumulative cash dividends have an annual dividend rate of 8%. The Preferred Shares issued are convertible to units at an ascribed price of $0.09 ($0.10CDN) per Unit. Each Unit will consist of one Common Share and one Common Share purchase warrant. Each Warrant will be exercisable into one Common Share at an exercise price of $0.11 ($0.12CDN) per Common Share for a period of one year from the date of issuance of the Warrant.

(All amounts in US Dollars unless otherwise stated)

### c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance to directors, officers, employees or consultants. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at September 30:

| | Number of options | | |
|---|---|---|---|
| **Expiry date** | **2006** | **2005** | **Exercise Price** |
| June 15,2006 | - | 550,000 | $0.09 ($0.10CDN) |
| March 8, 2007 | 2,300,000 | 3,360,00 | $0.09 ($0.10CDN) |
| March 8, 2011 | 5,500,000 | - | $0.16 ($0.18CDN) |
| June 12, 2011 | 950,000 | - | $0.25 ($0.28CDN) |
| July 13, 2011 | 20,000 | - | $0.19 ($0.21CDN) |
| | 8,770,000 | 3,910,000 | |

At September 30, 2006, the weighted average contractual life is 3.423 years (2005 – 1.332 years).

Option transactions:

| | Number of options | Weighted average exercise price |
|---|---|---|
| Balance – September 30, 2004 | 4,850,000 | $0.08 ($0.10CDN) |
| Expired | (690,000) | $0.08 ($0.10CDN) |
| Cancelled | (250,000) | $0.08 ($0.10CDN) |
| Balance – September 30, 2005 | 3,910,000 | $0.09 ($0.10CDN) |
| Cancelled | (840,000) | $0.09 ($0.10CDN) |
| Exercised | (820,000) | $0.09 ($0.10CDN) |
| Granted | 6,520,000 | $0.17 ($0.19CDN) |
| Balance – September 30, 2006 | 8,770,000 | $0.15 ($0.17CDN) |

(All amounts in US Dollars unless otherwise stated)

### d) Stock-Based Compensation

Stock options, which were granted and vested during the year ended September 30, 2006, were valued at $718,753 (2005 – Nil). The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

| | September 30, 2006 | September 30, 2005 |
|---|---|---|
| Risk-free interest rate | 4.28% | 4.70% |
| Expected life of options | 5 years | 3 years |
| Expected volatility | 77.0% | 30.0% |
| Expected dividends | Nil | Nil |

The expected price volatility was determined by using an average of similar companies in the industry.

### e) Escrow shares

At September 30, 2006, there were 3,097,912 (2005 – 9,293,735) common shares held in escrow. There is one remaining escrow release scheduled for March 2007 for 3,097,912 shares.

### f) Earnings (loss) per share

Earnings (loss) per share are computed on the basis of the weighted average number of shares outstanding during the year. Under the treasury method the employee stock options and convertible debenture were not dilutive.

## 13 Related party transactions

During the year ended September 30, 2006, the Corporation paid $149,842 (2005 – $14,778) in consulting and administration fees to companies related by virtue of a common director. Included in revenue are sales in the amount of $Nil (2005 – $5,162) to companies that are related by virtue of certain common directors and/or officers. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. (See also Note 10).

(All amounts in US Dollars unless otherwise stated)

## 14 Income taxes

As at September 30, 2006, the Corporation has non-capital loss carry forwards for income tax purposes of $2,387,084 (2005 – $1,479,780). Unless sufficient taxable income is earned by the Corporation in future years, these losses will expire as follows:

| | $ |
|---|---|
| 2007 | 58,517 |
| 2008 | 438,586 |
| 2009 | 509,705 |
| 2010 | 526,733 |
| 2011 | 107,347 |
| 2015 | 201,184 |
| 2026 | 545,012 |
| | 2,387,084 |

There is no provision for income taxes due to the utilization of previously unrecognized tax amounts.

Significant components of the Corporation's future tax assets as of September 30, 2006 are as follows:

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| Operating losses carried forward | 739,996 | 491,600 |
| Tax value of capital assets in excess of accounting values | 85,233 | 169,950 |
| Share issue costs | - | 9,892 |
| Other temporary differences | 10,120 | 12,761 |
| Total future tax assets | 835,349 | 684,203 |
| Valuation allowance | (835,349) | (684,203) |
| Net future tax assets | - | - |

## 15 Financial instruments

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, convertible debentures and loan payable. It is management's opinion the fair values of the financial instruments approximate their carrying values, with the exception of the convertible debentures and the loan payable, the fair value of which is not readily determinable. Unless otherwise noted, it is management's opinion that the Corporation is not exposed to significant interest or credit risks arising from these financial instruments.

### Currency risk

Currency risk is the risk to the corporation's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Corporation does not use derivative instruments to reduce its exposure to foreign currency risk.

(All amounts in US Dollars unless otherwise stated)

## 16 Segment Disclosures

The Corporation operates one reportable business segment and provides eCommerce payment processing solutions and transaction services to web merchants through its wholly own subsidiary Probilling Inc. and develops licenses and provides hosting and support services for specialized web applications through its other wholly owned subsidiary VESA Software Inc. In fiscal year 2005, the Corporation operated web services which enabled its customers to establish and enhance their internet presence using a combination of domain registrations services, web site development and hosting, email services and application service provider/software applications ("web services").

Information about the Corporation's revenue is as follows:

| | 2006 | 2005 |
|---|---|---|
| Commission revenue | $10,797 | $ - |
| Royalty revenue | 70,000 | - |
| Hosting and support revenue | | 15,965 |
| Web services | - | 153,561 |
| | $80,797 | $169,526 |

Information about the Corporation's geographical net revenues based on location of customer is as follows:

| | 2006 | % | 2005 | % |
|---|---|---|---|---|
| Canada | $70,000 | 86.63% | $169,526 | 100.00% |
| Other | 10,797 | 13.37% | - | - |
| | $80,797 | 100.00% | $169,526 | 100.00% |

Property, plant and equipment, intangible assets

| | 2006 | 2005 |
|---|---|---|
| Canada | $8,030 | - |
| Other | 20,858 | - |
| | $28,888 | - |

## 17 Comparative figures

Certain comparative figures have been reclassified to conform to the financial presentation adopted in the current year.

## 18 Subsequent events

On October 17, 2006 the Corporation postponed any further dealings with Web Transaction Services, Inc. ("WTS") of Austin, Texas in regards to a letter agreement dated June 1, 2006 whereby the Corporation was to acquire all of the issued and outstanding common shares of WTS for an aggregate purchase price of $11,000,000. This postponement with WTS was due to the possible implications of new US legislation potentially affecting the on-line payment processing industry which contributed to the Corporation's inability to raise the necessary funding for the acquisition. There are no actual or contingent liability associated with this transaction.

See also Note 1.

**OKALLA CORP. (formerly ALOAK CORP.)**
**MANAGEMENT DISCUSSION AND ANALYSIS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2006 AND 2005**
**ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED**

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year-ended September 30, 2006 and related notes thereto. The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. As the majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and effective March 1, 2006 Probilling's activities are the majority of the Corporation's activities, the comparative year's financial information have been restated to reflect this change in the reporting currency.

The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Corporation's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is January 24, 2007.

**1) Principal Business of the Corporation**

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. As of September 30, 2006, the Corporation was not able to achieve positive cash flow from the Probilling operations. Subsequent to September 30, 2006, the current market conditions for high-risk payment processors in North America changed, brought on by the United States Government's prosecution of gaming related high-risk transaction processing. The Corporation has conducted a thorough review of the Probilling operations and decided to suspend the operations of Probilling. As Probilling represents the majority of the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations, has no active business operations remaining.

Probilling Inc. is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. The Corporation generates commission and royalty revenues. Commission revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time. Royalty revenue relates to the Corporation providing rights and licenses for the use of software and is recognized monthly as time passes and in accordance with specific contractual agreements.

The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. The majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and Probilling's activities are the majority of the Corporation's activities. The comparative year's financial statements have been restated to reflect this change in the reporting currency.

In June 2006, the Corporation underwent a corporate name change. Aloak Corp. changed its name to Okalla Corp.

During fiscal year 2005, the Corporation operated web services which enabled its customers to establish and enhance their internet presence using a combination of domain registration services, web site development and hosting, email services and application service provider/software applications ("web services") and development/application services that develops and markets a software application branded "VESA" which was designed specifically for subscription based marketing programs in the retail audio/video/game industry. On September 19, 2005, the Corporation sold the web services and all assets and obiligations associated with it. The Corporation has continued its marketing of the VESA software with limited success to date.

**ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED**

General and administrative expenses – general downward trend as a result of cost reductions and a recovery of previously expensed legal costs in the fourth quarter of 2005. In March 2006, June 2006 and September 2006 quarters an increase of costs are as a result of the acquisition of Probilling Inc.
Other expense items – In June 2006 quarter increase is a result of upgrading of the Probilling software.

**6) Liquidity and Capital Resources**
The Corporation's working capital position at September 30, 2006 was $123,613, (September 30, 2005 deficiency- $340,572). The increase in working capital is attributed to the acquisition of Probilling Inc. less operating losses incurred during the year.

The Corporation may not have adequate cash resources to bring its Probilling operations to a positive cash flow without a significant increase in revenues or obtaining additional financing. The Corporation may have to significantly curtail operations in the event that these conditions are not met. (See also 1) Prinicpal Business of the Corporation)

Other than that disclosed in the financial statements at September 30, 2006, the Corporation has no other debt, does not have any unused lines of credit or other arrangements in place to borrow funds and has no off-balance sheet financing arrangements. The Corporation does not use hedging or other financial derivatives.

**7) Impairment Loss**
During the year ended September 30, 2006, the Corporation recorded an impairment loss of $803,171 related to the acquisition of the Probilling Software and trademarks. The estimated future cash flows directly associated with, or expected to arise as a direct result of its use were used to test the recoverability of the software and trademarks. The Corporation determined that an impairment loss had occurred as the estimated future cash flows were not sufficient to support the carrying value of the software and trademarks.

**8) Related Party Transactions**
The Corporation paid or accrued $149,842 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

**9) Capital Stock and Contributed Surplus**

**a) Issued**

Refer to Note 12 to the financial statements. There was no change to issued and outstanding capital stock during the period from September 30, 2006 to January 24, 2007.

**b) Stock options and warrants**

**Warrants**
There were no warrants outstanding at September 30, 2006 and none have been issued since then.

**Options**
Refer to Note 12c to the financial statements. Between September 30, 2006 and January 24, 2007, 200,000 options have been cancelled, no options have been granted, exercised or expired.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

**c) Escrow Shares**

There has been no change in outstanding escrow shares between September 30, 2006 and January 24, 2007.

**10) Investor Relations**

Responding to shareholder inquiries comprised the Corporation's investor relations activities during the year ended September 30, 2006. The Corporation does not employ a dedicated "investor relations" individual or firm.

**11) Directors and Officers**

Clyde Beattie, President, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Vice President of Business Development and Director
Jay Gibb, Director
Barbara O'Neill, Corporate Secretary

**12) Management Remuneration**

Mr. Colin Holowaychuk was appointed Vice President of Business Development on June 13, 2006. Mr. Holowaychuk was a salaried employee of the Corporation. His salary for the year ended September 30, 2006 was $41,152.

Directors are remunerated in cash for attendance at meetings of the board of directors or audit committee, ($448 ($500CDN) for each meeting attended in person; $269 ($300CDN)) for each meeting attended by telephone). Further they receive stock options in recognition of their service. During the year ended September 30, 2006 4,050,000 stock options were granted to Messrs. Beattie, Smith, McAskile, Wasoff, Holowaychuk and Gibb and Ms. O'Neill.

**13) Risks**

An investment in the Corporation's securities is considered speculative. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $3,009,509 and a current period loss of $1,901,930. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. The Corporation has no agreements for additional financing at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

In processing payment transactions for its merchant customers the Corporation is subject to charge backs from the financial institutions processing the transactions for charges that have been refused. This risk is mitigated by the Corporation holding back payments due to the merchant customers and any charge backs related to their customers are deducted from these hold backs or reserves. Based on a number of years experience, the Corporation has determined that the reserves are adequate to indemnify the Corporation for any charge backs that might occur.

In addition our proprietary fraud prevention tools are integral in protection from online fraud and chargebacks. Initially we invented our proprietary fraud scrubbing technologies to process high risk online transactions, which are notorious for payment fraud and chargebacks related issues. We use these technologies, combined with consumer identity verification procedures for mitigating risk associated in providing online products and services through our subsidiary companies.

**14) Significant Accounting Policies**

The most significant accounting policy is that of revenue recognition. Revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time.

**15) Outlook**

During the current period the Corporation continued to invest in upgrades and systems improvements in regards to the Probilling software and initiated marketing efforts in order to re-launch the Probilling brand. However, the Corporation has not yet achieved positive cash flow from the Probilling operations and there are no assurances that these are achievable with the current resources available and the current market conditions for high risk payment processors in North America. As a result of the current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing, the Corporation suspended the operations of its subsidiary Probilling. As Probilling represents the majority of the Corporation's active operations, the Corporation has very little business operations remaining. The Corporation will monitor the situation in regards to high-risk payment processing opportunities and will continue to look for new business opportunities for the Corporation.

On October 17, 2006 the Corporation has postponed any further dealings with Web Transaction Services, Inc. ('WTS") of Auston, Texas in regards to a letter agreement dated June 1, 2006 whereby the Corporation was to acquire all of the issued and outstanding common shares of WTS for an aggregate purchase price of $11,000,000. This postponement with WTS was due to the possible implications of new US legislation in potentially affecting the on-line payment processing industry which contributed to the Corporation's ability to raise the necessary funding for the acquisition. There are no actual or contingent liability associated with this transaction.

**16) Cautionary Statements**

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Corporation's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

**17) Disclosure Controls and Procedures**

Management, including the Corporation's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Corporation's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Corporation files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Corporation's Chief Executive Officer and Chief Financial Officer have concluded that the Corporation disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**18) Internal Controls over Financial Reporting**

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2006. They have not identified any changes to the corporation's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Corporation's internal control over financial reporting during the most recent interim period.

**19) Other**

Addition information relating to the Corporation may be found on SEDAR at www.sedar.com.

END